EXHIBIT A

AMENDMENT NO. 2 TO

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

PIMCO Flexible Credit Income Fund

650 Newport Center Drive

Newport Beach, California 92660

RE:	Changes to Schedule A

To whom it may concern:

As of the date hereof, Pacific Investment Management Company LLC (“PIMCO”) and PIMCO Flexible Credit Income Fund (the “Fund”) hereby agree to amend the Amended and Restated Investment Management Agreement entered into on December 14, 2016 and amended and restated on March 21, 2018, as amended March 25, 2022, by and between PIMCO and the Fund (as so amended, the “Investment Management Agreement”), to make certain changes to Schedule A in respect of the Fund’s investment management fee. Accordingly, the current Schedule A is replaced in its entirety with the new Schedule A attached hereto.

Except as expressly provided herein, the Investment Management Agreement shall remain in full force and effect in accordance with its terms.

If the foregoing correctly sets forth the agreement between PIMCO and the Fund, please so indicate by signing, dating and returning to PIMCO the enclosed copy hereof.

Very truly yours,

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter Strelow

Name:	Peter Strelow
Title:	Managing Director

ACCEPTED:

PIMCO Flexible Credit Income Fund

By:	/s/ Joshua D. Ratner

Name:	Joshua D. Ratner
Title:	President

SCHEDULE A

(as of April 1, 2025)

Fund	Effective Date	Fee
PIMCO Flexible Credit Income Fund	April 1, 2025	The lesser of (i) 1.30% of the Fund’s average daily total managed assets* and (ii) 1.75% of the Fund’s average daily net assets. Total managed assets includes total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares that may be outstanding, if any) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buybacks and borrowings). Average daily net assets excludes daily net assets attributable to any preferred shares of the Fund that may be outstanding.

PIMCO Flexible Municipal Income Fund	March 21, 2018	0.75% of the average daily total managed assets* of the Fund. Total managed assets includes total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls, tender option bonds, borrowings and preferred shares that may be outstanding, if any) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls, tender option bonds and borrowings).

* The average daily total managed assets shall be determined by taking an average of all the determinations of such amount during such month at the close of business on each business day during such month while this Agreement is in effect. For purposes of calculating “total managed assets,” the liquidation preference of any preferred shares outstanding shall not be considered a liability. By way of clarification, with respect to any reverse repurchase agreement, dollar roll/buyback or similar transaction, “total managed assets” includes any proceeds from the sale of an asset of a Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date. Furthermore, to the extent applicable, assets attributable to tender option bonds would be included as assets irrespective of whether or not they are included as assets for financial reporting purposes. However, to the extent the Fund does not contribute municipal bonds to a tender option bond trust but holds residual interests issued by such trust, the tender option bonds outstanding would not be included in the calculation of “total managed assets.”